Exhibit 23(c)

CONSENT

We hereby consent to the reference to our firm name and our review of the estimates of proved reserves of natural gas, oil and natural gas liquids that Energen Corporation attributed to its net interests in oil and gas properties located in the U.S. as of December 31, 2006, which appears in this Form 10-K. In addition, we hereby consent to the incorporation by reference in the Registration Statements on Forms S-3 (File No. 333-00395, File No. 333-86056 and File No. 333-119926) and Forms S-8 (File No. 33-27869, File No. 33-46641, File No. 33-48505, File No. 333-26111, File No. 333-45107 and File No. 333-84170) of Energen Corporation to the reference to our firm name and our review of the estimates of proved reserves of natural gas, oil and natural gas liquids that Energen Corporation attributed to its net interests in oil and gas properties located in the U.S. as of December 31, 2006, which appears in this Form 10-K.

Ryder Scott Company, L.P.

Houston, Texas

February 27, 2007